SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Net Revenue reached R$46 billion in 2014

EBITDA was R$5,620 million

HIGHLIGHTS:

▶  In 4Q14, the average cracker utilization rate was 86%. In 2014, the average cracker utilization rate also stood at 86%, mainly reflecting the two scheduled maintenance shutdowns and the feedstock supply issues at the petrochemical complex in Rio de Janeiro in the first half of the year.

▶  In 4Q14, Brazilian demand for thermoplastic resins (PE, PP, PVC) was 1.3 million tons, down 5% from the previous quarter due to fourth-quarter seasonality. In 2014, the Brazilian market of thermoplastic resins reached around 5.3 million tons, down 1% from 2013. Braskem’s sales followed the market trend and reached 850 kton in the quarter and 3.6 million tons in the year.

▶  PP sales of the USA and Europe business unit decreased 4% from 3Q14, influenced by the postponement of a portion of purchases in the quarter. In 2014, sales volume grew 4% to 1,863 kton.

▶  Braskem's consolidated EBITDA reached R$1,352 million, down 10% from 3Q14. In U.S. Dollar, EBITDA was US$536 million. Compared to 4Q13, EBITDA increased 19% in Brazilian real and 6% in U.S. dollar.

▶  In 2014, Braskem recorded EBITDA of R$5,620 million. The Brazilian real depreciation and the recovery in petrochemical spreads in the international market were the main factors responsible for this performance. In U.S. dollar, EBITDA increased 8% from 2013, to US$2,392 million.

▶  Braskem's leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, stood at 2.58x, down 10% from the previous year. In Brazilian real, the leverage ratio stood at 2.92 times, down 6%.

▶  On December 2014, Braskem contracted a new revolving credit facility in the amount of US$ 750 million, with a 5-year term.

▶  In 2014, Braskem recorded net income of R$726 million

Capacity-expansion and feedstock-diversification projects

▶  Mexico Project

▪  In line with the Company's strategy to expand and diversify its feedstock profile, the Mexico project continued to advance, with construction reaching 88% completion.

▪  On April 8 and August 11, the subsidiary Braskem-Idesa withdrew the third and fourth installments of the project finance in the amounts of US$465 million and R$383 million, respectively.

▶  The Company completed its investment in the expansion and conversion of one of its polyethylene production lines in Bahia to produce metallocene-based LLDPE. This resin, of more modern technology, will supply the industry of plastic films.

Other projects

▶  The Plastics Chain Competitiveness Incentive Plan (PICPlast), which was developed to stimulate the industry growth in Brazil Brazil's plastics chain, made progress on new fronts. In last quarter was launched the Sector Fund, which will promote the plastic image through environmental education programs and responsible consumption, as well as by expanding recycling in the country.

▶  For the tenth consecutive time, Braskem was selected a component of the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBovespa).

MESSAGE FROM MANAGEMENT

The recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. However, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the Euro zone.

China posted GDP growth of 7.4% in 2014, below the 7.5% target set by the government, but still above the consensus expectation of 7.2%. This weaker economic growth reflects the shift in China's growth policy, with the adoption of a greater emphasis on domestic consumption and on sustainability.

In the case of the Brazilian economy, the consensus expectation is calling for GDP growth of less than 1% p.a., reflecting the prospects throughout the year of electricity rationing, the fewer number of business days during the World Cup, the contraction in industrial production and higher interest rates. In this context, the Brazilian market of thermoplastic resins amounted to 5.3 million tons, down 1% on the previous year.

Despite the challenging scenario, Braskem, in keeping with its commitment to develop the plastics chain and its focus of serving Clients, worked together with the Brazilian Plastics Industry Association (ABIPLAST) and the manufacturing industry to advance in the Plastics Chain Incentive Plan (PICPLAST). A structural initiative for the industry, the plan provides incentives to boost competitiveness and foster innovation in the sector, stimulate exports of manufactured plastic goods and promote the advantages of using plastic.

Braskem invested R$2.5 billion in 2014, of which some 60% was allocated to improvement and maintenance its assets and 25% was allocated to building the new petrochemical complex in Mexico, which plays a fundamental role in the Company's strategy to diversify its feedstock profile and its competitiveness.

Developed in partnership with the Mexico group Idesa, the project construction in Mexico reached 88% physical completion by year-end 2014. Located in the Mexican state of Veracruz, the project will produce annually 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock. The complex is expected to be commissioned by the end of 2015.

Braskem's project to expand and convert one of its polyethylene lines in the state of Bahia to produce metallocene-based LLDPE, in which R$50 million was invested, began operations in January 2015. The resin, which is based on more modern technology, will supply producers of plastic films.

Regarding its growth project in Rio de Janeiro, the Company informs that the studies were concluded and the most attractive alternative was the expansion project of its existing production at the Duque de Caxias site, in the Rio de Janeiro State. The progress of the project, at this time, will depend on obtaining a long-term feedstock supply contract with Petrobras. Braskem remains committed to add value to the national feedstock and to meet the future Brazilian demand for thermoplastic resins, contributing to the country's industrialization process.

Progress continued to be made on the feasibility study for the Appalachian Shale Cracker Enterprise (Ascent), an integrated project for the production of polyethylene in the U.S. state of West Virginia. Note that in view of the recent developments in world energy markets, new scenarios are being incorporated into the project analysis.

Also on the international front, Braskem announced a project to produce ultra-high molecular weight polyethylene at its unit in La Porte, Texas (USA). Known commercially as UTEC, the resin was developed using 100% Brazilian technology and has applications across a wide range of industries, such as oil extraction, military equipment and construction. The project, which is expected to start operations in the first half of 2016, seeks to complement the portfolio of products produced in Brazil.

With the aim of restoring some of the competitiveness of the country's industrial sector, the Brazilian government reintroduced, on a permanent basis, the Reintegra program, which provides tax incentives to exporters. The tax refund rate, which is determined annually, was initially set at 0.3% and then increased to 3% as of October 1, 2014. The measure aims to improve the competitiveness of exporters of manufactured goods by refunding a portion of the federal taxes levied on their exports.

Nevertheless, the year 2014 remained a challenging one for the industry. The lack of cost competitiveness due to the high tax burden, energy prices and infrastructure issues, among other factors, led the industrial sector to post a record trade deficit of US$109 billion. According to estimates, Industrial GDP in 2014 will account for only 24% of Brazil's GDP, a reduction of 4 p.p. from the sector's average contribution in the last 10 years, demonstrating the country's strong deindustrialization trend.

In line with its commitment to the production chain's growth and to the development of new applications, Braskem invested around R$230 million in innovation and technology and launched 11 new resin grades in 2014.

Company's commitment to innovation led it to be selected by the U.S. magazine Fast Company as one of the world’s 50 most innovative companies. The only Brazilian company to feature on the list, Braskem was recognized for its research in products made from renewable resources. The publication evaluates companies based on the impact of their innovations on the world.

In terms of the performance of Braskem’s financial indicators, gross revenue was R$53 billion and net revenue was R$46 billion, representing growth of 11% and 12%, respectively, in relation to 2013, with these figures reflecting the depreciation in the Brazilian real, the recovery in petrochemical prices at the global level and the higher PP sales volume at the United States & Europe business unit.

Braskem's consolidated EBITDA reached R$5.6 billion, increasing 17% on the prior year. Factors contributing to the performance were the level of petrochemical spreads in the international market and the weaker Brazilian real. The result also incorporates the net positive effect of R$218 million attributed primarily to the divestment of non-strategic assets and to the full payment of the outstanding tax installments under Federal Law 11.941/09 – Refis tax amnesty program (for more information, see Item 3.1 – Economic and Financial – EBITDA).

In view of the aforementioned, Braskem posted net income of R$726 million. A highlight was the adoption, in the fourth quarter, of the hedge accounting for the project in Mexico (for more information, see Item 3.1 – Economic and Financial - Net Financial Result).

The results achieved in 2014 also reflect the culture of the Odebrecht Group, which is based on the Odebrecht Entrepreneurial Technology (TEO), in which decentralized management, a strong focus on the Client and entrepreneurship are fundamental pillars.

In the area of workplace safety, the Injury Frequency Rate with and without Lost Time considering both Team Members and Partners was 1.00 accident per million hours worked, which is Braskem's best result ever. In the area of process safety, the Aquapolo Project allowed the Company to reuse water in the production operations at its plants located in the Capuava Complex in the ABC Paulista region of Greater São Paulo. The recycled water is produced from sewage processed at the ABC Water Treatment Station.

Braskem's commitment to sustainable development also supported important internal achievements and external recognition in 2014.

During the year, Braskem was elected Latin America's best publicly traded corporation in Brazil in carbon management by the Carbon Disclosure Project (CDP) in the transparency category. It was also recognized, for the fourth straight year, in the GOLD Category of the GHG Protocol Brazil Program. Braskem also confirmed its inclusion in the Corporate Sustainability Index (ISE) of the BM&FBovespa for the tenth straight year, being one of the 11 Brazilian companies to participate in the index since its creation. And, for the third straight year, Braskem was selected as a component of the Dow Jones Sustainability Index Emerging Markets of the New York Stock Exchange (NYSE).

Braskem also won, for the sixth time, the transparency trophy of the National Association of Finance, Administration and Accounting Executives (Anefac) and, for the first time, the trophy for Best Annual Financial Statements 2013 in the category of companies with annual revenue over R$5 billion.

PERFORMANCE

Note that as a result of the decision to maintain its investments in chemical distribution, which are the assets relating to Quantiq, Braskem restated its consolidated quarterly results for 2013 to include the result of this operation.

▶  Net Revenue

In 4Q14, Braskem's consolidated net revenue was US$4.6 billion, down 11% from 3Q14, explained by the lower sales volume and the prices decrease in the international market. In Brazilian real, net revenue was R$11.6 billion, down 1% on the previous quarter, attenuate by the 12% average Brazilian real depreciation between the periods. Excluding naphtha/condensate resale from the analysis, net revenue in the quarter decreased by 12% in U.S. dollar and by 1% in Brazilian real.

Compared to 4Q13, consolidated net revenue in U.S. dollar decreased 4%, reflecting the lower prices in the international market. In Brazilian real, net revenue grew 8%, influenced by the local-currency depreciation between the periods.

Overseas revenue came to US$2 billion in 4Q14. Excluding naphtha/condensate resale, the revenue was US$1.7 billion, down 14% from 3Q14. The decrease is explained by the lower resin sales volume and  prices decrease in the international market, which followed the trend in oil and naphtha prices. Compared to the same period of 2013, export sales revenue decreased 2%, influenced by the same factors.

*Exports of products made in Brazil

In 2014, consolidated net revenue amounted to R$46 billion, an increase of 12% on 2013. This performance is explained by (i) the higher sales volume of PP from the USA and Europe business unit; (ii) the recovery in petrochemical prices in the international market; and (iii) the average U.S. dollar appreciation of 9% in the period. In U.S. dollar, net revenue was US$20 billion, or 3% higher.

Excluding naphtha/condensate resale, net revenue was R$43 billion or US$18 billion, increasing 11% and 2%, respectively.

On the same basis, overseas revenue came to US$7.2 billion or R$17 billion, increasing 1% and 10% on 2013. The highlights were the recovery in prices in the international market and the higher sales volume of the USA and Europe business unit, as previously mentioned.

*Exports of products made in Brazil

Highlights by Segment

▶  Capacity utilization rate

In 4Q14, the average cracker capacity utilization rate was 86%, reflecting the scheduled maintenance shutdown of the São Paulo cracker, which was concluded in October. In addition, seasonally weaker demand also affected utilization rates at the second-generation plants (PE, PP and PVC).

Regarding the PP plants at the USA and Europe business unit, the utilization rate was 93%, reflecting the resumption of operations after operational issues in the previous quarter.

In 2014, Braskem's crackers operated at an average capacity utilization rate of 86%. The reduction of 4 p.p. compared to 2013 is explained by (i) the scheduled maintenance shutdowns of Triunfo and São Paulo crackers; and (ii) the feedstock supply issues that affected operations at the Rio de Janeiro site during the first half of the year.

In the case of PVC, the 7 p.p. recovery in the utilization rate is explained by the normalization of operations at the new plant in Alagoas. Another highlight was the continued good performance of the PP operations at the USA and Europe business unit, reflecting the improvement in the local economies.

▶  Polyolefins

Brazilian market: the estimated market for polyolefins (PE and PP) in 4Q14 reached 986 kton, down 6% from 3Q14, influenced by fourth-quarter seasonality and the weak performance of certain sectors of the economy, such as automotive and industrial. Compared to 4Q13, the market contracted 4%, reflecting the slowdown in the local economy.

Production: production volume in the quarter was 1,010 kton, down 5% from 3Q14, which was influenced by the scheduled maintenance shutdown of the São Paulo cracker. Compared to 4Q13, production volume was stable.

Domestic sales: Braskem’s sales amounted to 682 kton in 4Q14, decreasing 11% on the previous quarter, affected by the contraction in the Brazilian market and opportunistic imports. In this context, Braskem's market share stood at 69%, down 4 p.p. in the period. Compared to 4Q13, sales volume decreased by 8%, influenced by the same factors.

Export sales: in 4Q14, export sales volume amounted to 276 kton, down 13% from 3Q14, due to the expectation of further price reductions in the international market, following the trend in oil and naphtha prices. Compared to 4Q13, export sales decreased 3%.

In 2014, domestic demand for polyolefins (PE and PP) was approximately 4.1 million tons, down 1% from 2013. The better performance of sectors related to retail and consumer goods was unable to offset the downturn in durable goods sectors, such as automotive, white goods and industrial. Braskem’s sales volume fell by 4% to 2,910 kton, with its market share in the year standing at 71%.

In the export market, Braskem's sales came to 1,068 kton. The decrease in PE export volume, influenced by the lower production volume, was partially offset by higher sales of PP due to export opportunities, including other Latin American markets.

In the year, production volume was 4 million tons, down 5% on the previous year, explained by the scheduled and unscheduled maintenance shutdowns in the period, as mentioned above.

▶  Vinyls

Brazilian market: PVC demand in 4Q14 was 315 kton, down 2% on 3Q14, reflecting fourth-quarter seasonality. Compared to 4Q13, PVC demand increased by 1%.

Production: PVC production volume was 152 kton, down 11% from 3Q14, influenced by the expectations of weaker demand. Caustic soda production amounted to 112 kton, decreasing 4% from 3Q14.

Compared to 4Q13, PVC production volume decreased 5%. Caustic soda production was 112 kton, up 9% from 4Q13, a period that was affected by the scheduled maintenance shutdown at the Alagoas plant.

Domestic sales: In 4Q14, Braskem posted PVC sales of 168 kton, decreasing 3% from 3Q14, in line with the market trend, with market share of 53%. Compared to 4Q13, PVC sales grew by 1%.

In the case of caustic soda, sales volume was 9% lower than in 3Q14, influenced by the slowdown of the Brazilian economy, which resulted in a downturn in demand from various sectors, such as pulp and paper. Compared to 4Q13, caustic soda sales volume decreased by 1%.

In 2014, Brazilian demand for PVC was 1.2 million tons, a decrease of 2% compared to the previous year, with Brazil's weak economic growth affecting the performance of the infrastructure and construction sectors.

Braskem’s sales volume, however, amounted to 660 kton, increasing 4% on 2013 and supporting a market share gain of 3 p.p. to 53%. This growth is explained by the normalization of operations at the new plant in Alagoas, which contributed to the 9% growth in PVC production.

The Company’s caustic soda sales reached 460 kton in the year, down 2% from 2013.

▶  Basic Petrochemicals

In 4Q14, ethylene production amounted to 811 kton, decreasing 4% from 3Q14, which is explained by scheduled shutdown of the São Paulo cracker, which was concluded in October. Compared to 4Q13, a period affected by the scheduled shutdown at the Camaçari site, production volume was 2% higher.

Performance (tons)	4Q14	3Q14	4Q13	Change	Change	2014	2013	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
Ethylene	810,966	847,593	795,483	-4%	2%	3,237,886	3,372,825	-4%
Propylene	323,231	347,649	348,251	-7%	-7%	1,306,636	1,505,595	-13%
Butadiene	98,295	97,404	96,116	1%	2%	374,827	389,854	-4%
BTX*	263,440	275,846	257,357	-4%	2%	1,013,873	1,217,831	-17%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company's total sales reached 233 kton, down 9% from 3Q14, mainly due to the reduction in propylene sales, which in the previous quarter had benefitted from the good performance of second-generation clients. Compared to 4Q13, sales increased 4%, reflecting the sales opportunities in the export market.

Butadiene: in 4Q14 sales volume amounted to 100 kton, increasing 2% on 3Q14. Compared to 4Q13, sales increased 5%, explained by the higher global demand and limited supply in the United States and Europe (scheduled maintenance shutdowns at some crackers).

BTX: sales volume amounted to 273 kton, increasing 1% from 3Q14. Compared to 4Q13, which was impacted by an unscheduled shutdown at the paraxylene plant, sales volume grew by 25%.

Performance (tons)	4Q14	3Q14	4Q13	Change	Change	2014	2013	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Total Sales
Ethylene/Propylene	233,422	256,770	224,041	-9%	4%	957,123	924,435	4%
Butadiene	100,016	97,962	95,334	2%	5%	378,853	381,764	-1%
BTX*	273,142	270,604	218,165	1%	25%	1,012,091	1,036,147	-2%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

In 2014, ethylene production volume was 3.2 million tons, 4% lower than in 2013. The lower production is explained by (i) the scheduled maintenance shutdown (March-April) of one of the lines at the cracker in Triunfo; (ii) the scheduled shutdown of the São Paulo cracker (September-October); and (iii) feedstock supply issues at the Rio de Janeiro site in the first half of the year.

Despite the lower production volume, combined sales of ethylene and propylene came to 957 kton in 2014, up 4% on the prior year, which is explained by the higher availability of products to third parties due to scheduled shutdowns at second-generation, as well as by the sales opportunities in the export market.

BTX and butadiene sales volumes decreased by 1% and 2%, respectively, influenced by the lower production volume.

▶  United States and Europe

Regional market: demand for PP in the United States decreased by 4% from 3Q14. The expectation of a new price decline of resins following the lower oil prices in international markets led to the postponement of a portion of sales in the quarter. In Europe, PP market expanded by 2% from 3Q14, which was affected by seasonally weaker demand (European summer).

Compared to 4Q13, the U.S. market decreased 3%, also due to the factors as mentioned above. European demand grew 4%, reflecting the improvement in the region's economy between the periods.

Production: production volume in 4Q14 was 469 kton, increasing 4% from 3Q14, reflecting the recovery in capacity utilization rates following the unscheduled shutdowns in the United States and Germany. Compared to 4Q13, production volume increased by 1%.

Sales: sales amounted to 454 kton, decreasing 4% and 2% from 3Q14 and 4Q13, respectively. In both cases, the decreases are explained by the lower sales volume in the United States, which followed the downward trend in the local market.

Performance (tons)	4Q14	3Q14	4Q13	Change	Change	2014	2013	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	453,582	470,286	462,719	-4%	-2%	1,862,560	1,790,693	4%

Production
PP	469,376	449,263	463,372	4%	1%	1,855,676	1,785,938	4%

In 2014, the USA and Europe business unit registered PP sales of 1.9 million tons. The 4% increase on 2013 is explained by the recovery in U.S. economy and the better performance of the European economy, which positively affected the automotive, industrial and consumer goods sectors.

In this context, the capacity utilization rate of Braskem's PP plants stood at 94%, while production volume reached 1.9 million tons, or 4% more than in 2013. Another important factor was the investments made in maintenance and to improvement of assets efficiency made over the last three years that increased production capacity by 40 kton/year at the plant in Seadrift, Texas.

▶  Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) in 4Q14 amounted to R$10.1 billion, virtually in line with the previous quarter. The lower level of feedstock prices, which follow the international market trend in, was offset by the average U.S. dollar appreciation of 12% between the periods, which generated a negative impact of R$943 million.

The Company acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported from producers in North African countries and in Venezuela. The ARA naphtha price reference for domestic supply (three-month moving average) reached US$805/ton in 4Q14, down 14% from US$933/ton in 3Q14. The ARA naphtha price, which is the reference for imported naphtha, stood at US$611/ton, down 31% from 3Q14.

Regarding the average gas price, the Mont Belvieu price reference for ethane and propane decreased by 12% and 27% from 3Q14 to US$21 cts/gal (US$154/ton) and US$76 cts/gal (US$398/ton), respectively. The decline is mainly explained by the higher supply in North America. In the case of USG propylene, the average price reference was US$1,540/ton in the period, decreasing 1% from the prior quarter.

Compared to 4Q13, COGS increased 6%, with the average U.S. dollar appreciation of 12% between the periods partially offset by the lower prices of the main feedstocks.

In 2014, COGS amounted to R$40 billion, increasing 12% on the prior year, which is mainly explained by (i) the 9% average appreciation in the U.S. dollar, which generated a negative impact of R$2.9 billion; (ii) the higher PP sales volume of the USA and Europe business unit; and (iii) the higher average propylene price in the international market.

▶  Selling, General and Administrative Expenses (SG&A)

In 4Q14, SG&A Expenses amounted to R$686 million, increasing R$50 million from the prior quarter. Compared to 4Q13, SG&A expenses increased by 19%.

Selling Expenses in the quarter were R$303 million, increasing 1% from 3Q14. Compared to 4Q13, SG&A expenses increased 18%. In both periods, the increase was influenced by the higher costs with logistics, such as freight, storage and distribution, and the Company's conservative strategy in credit granted to the chain.

General and Administrative Expenses amounted to R$383 million, increasing 14% and 19% from 3Q14 and 4Q13, respectively, which is mainly explained by (i) higher payroll expenses (collective bargaining agreement), with wages adjusted retroactively to September at the units in Alagoas, Bahia and Rio de Janeiro; and (ii) sporadic expenses of around R$7 million with advertising materials, institutional marketing and audit service.

In 2014, SG&A expenses amounted to R$2.5 billion, increasing 14% from 2013. The increase is mainly explained by (i) higher expenses related to logistics costs, due to the total sales volume growth; (ii) the Company's conservative strategy for granting credit to the chain; (iii) higher payroll expenses related to the collective bargaining agreement and to the price adjustment in the health insurance policy; and (iv) sporadic expenses of approximately R$17 million with institutional marketing, advertising materials and third-party services.

▶  EBITDA

Braskem’s consolidated EBITDA amounted to R$1,352 million, decreasing 10% from 3Q14. EBITDA margin excluding naphtha and condensate resale stood at 12.1% The main factors contributing to this performance were (i) the lower resin sales volume; and (ii) the lower petrochemical prices in the international market; which were partially offset by (iii) the average 12% appreciation in the U.S. dollar. The result was also influenced by (iv) the R$66 million negative impact from the fair value adjustment of inventories at the USA and Europe business unit to reflect the sharp decline in propylene and PP prices in international markets; and (v) the R$106 million positive impact from the full settlement the full settlement of the outstanding tax installments under Federal Law 11,941/09 (Refis tax amnesty program) – see details below. In U.S. dollar, EBITDA was US$536 million.

Compared to 4Q13, EBITDA increased 6% in U.S. dollar and 19% in Brazilian real. The increase was mainly due to (i) the recovery in petrochemical spreads in the international market; (ii) the 12% average Brazilian real depreciation between the periods; and (iii) extraordinary effects that generated a positive net impact of R$40 million in 4Q14 (as explained above); which were partially offset by (iv) the lower resin sales volume.

In 2014, Braskem’s consolidated EBITDA was R$5.6 billion or US$2.4 billion, increasing 17% and 8%, respectively. The main factors influencing this performance were the recovery in petrochemical spreads in international markets and the 9% depreciation in the Brazilian real. The result also reflects (i) the positive nonrecurring impact of R$277 million from the divestment of a non-strategic asset; and (ii) the net positive impact of R$72 million (explained below) related to additional inclusions and the full settlement of the outstanding tax liabilities under Federal Law 11,941/09 (Refis tax amnesty program); which were partially offset by (iii) the additional R$65 million provision for the Petros Plans; and (iv) the R$66 million negative impact from the fair value adjustment at the USA and Europe business unit mentioned above.

Payment in installments of tax liabilities under Federal Law 11,941/09

In June 2014, due to the reopening of the federal tax amnesty program, as authorized under Federal Law 12.972, Braskem opted to include in the program another R$75 million in tax liabilities, which generated (a) the extraordinary expense of R$34 million in the quarter.

In November 2014, Braskem’s Management decided to settle in full its outstanding installments under the program, in accordance with Federal Law 13.043/14 (for more information see Note 17 – Taxes Payable in the 2014 Financial Statements). A total of R$1 billion in outstanding liabilities were settled. The effects on the 4Q14 results were (b) the R$72 million negative impact related to the inclusion of new tax contingencies in the installment payment plans in the last quarter; which were offset by (c) the use of R$98 million in credits from subsidiaries; and (d) the R$80 million gain from the discount received for prepayment.

▶  Net Financial Result

The net financial result was an expense of R$721 million in 4Q14, compared to the expense of R$632 million in the prior quarter.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), and any change in the exchange rate has an impact on the accounting financial result. On December 31, 2014, this exposure was formed: (i) in the operations, by 59% of suppliers, which was partially offset by 78% of accounts receivable; and (ii) in the capital structure, by 74% of net debt. Since the Company’s operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are also pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, the Company designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports (hedge accounting of exports).

The subsidiary Braskem Idesa, aiming to better reflect exchange variation in its profit and loss, decided, on October 1st, to designate the liabilities related to the financing of the Mexico project, which adopts a project finance model, as hedge for its future sales.

As a result, the exchange variation arising from liabilities related to the project, which amounted to US$2,879 million on December 31, 2014, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such sales occur, thus enabling the simultaneous recognition of the dollar impact on its liabilities and sales.

In this context, the effect from the 8% U.S. dollar1 appreciation on the consolidated net exposure of liabilities not designated as hedge accounting generated a negative impact on the financial result of R$88 million.

Excluding the effects from exchange and monetary variation, the net financial result in 4Q14 was an expense of R$588 million, increasing by R$41 million from the expense in the prior quarter. The main factors were (i) the R$77 million impact on the line “net interest on fiscal provisions,” due to the restatement of the provision for Petros plans; which was partially offset by the gain of R$16 million from the prepayment in full of outstanding tax liabilities under the Refis program. Compared to 4Q13, the net financial expenses increased by R$139 million, influenced by the items mentioned above and by the exchange variation impact on the calculation of interest on dollar-denominated debt.

The following table shows the composition of Braskem’s net financial result.

1 On December 31, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.6562/US$1.00.

R$ million	4Q14	3Q14	4Q13	2014	2013

Financial Expenses	(559)	(1,087)	(741)	(2,746)	(2,549)
Interest Expenses	(348)	(348)	(289)	(1,273)	(1,123)
Monetary Variation (MV)	(82)	(76)	(71)	(320)	(300)
Foreign Exchange Variation (FX)	193	(373)	(112)	(39)	(78)
Net Interest on Fiscal Provisions	(117)	(47)	(35)	(222)	(174)
Others	(205)	(244)	(234)	(892)	(875)
Financial Revenue	(162)	455	281	355	773
Interest	66	82	95	253	226
Monetary Variation (MV)	36	16	10	75	24
Foreign Exchange Variation (FX)	(281)	348	155	(46)	333
Net Interest on Fiscal Credits	1	3	(13)	30	56
Others	16	6	34	44	134
Net Financial Result	(721)	(632)	(460)	(2,391)	(1,776)

R$ million	4Q14	3Q14	4Q13	2014	2013

Net Financial Result	(721)	(632)	(460)	(2,391)	(1,776)
Foreign Exchange Variation (FX)	(88)	(25)	43	(85)	256
Monetary Variation (MV)	(46)	(60)	(61)	(246)	(276)
Net Financial Result Excluding FX and MV	(588)	(547)	(442)	(2,060)	(1,755)

Excluding the effects from exchange and monetary variation, the net financial result in 2014 was an expense of R$2,060 million, increasing R$298 million from the prior year, which is mainly explained by (i) the increase in the line “interest expenses,” reflecting the impact from exchange variation on the calculation of interest payable on dollar-denominated debt and the extraordinary expense of R$43 million related to the reopening of the program to renegotiate federal taxes (Refis) in 3Q14; and (ii) the restatement of the provision for the Petros Plans, which impacted the line “net interest on fiscal provisions” in the amount of R$77 million; which were partially offset by (iii) the gain of R$16 million from the prepayment in full of tax liabilities under the Refis program.

▶  Net Income / Loss

Braskem registered a loss of R$24 million in 4Q14. In 2014, Braskem recorded net income of R$726 million, which benefitted from the improvement in its operating performance and from the divestment of non-strategic assets. Another important factor in the result was the adoption of hedge accounting for exports (as of May 2013) and for the debt of the Mexico project (as of October 2014), which better translates the effects of exchange variation on dollar-denominated liabilities on the Company’s results.

Dividends

The Management of Braskem proposes to the Annual Shareholders' Meeting the distribution of dividends in the total amount of R$483 million (see Note 24 – Shareholders’ Equity – Items (d) Proposed dividends and allocation of net income and (d.1) Net income in 2014 and proposed dividends).

▶  Capital Structure and Liquidity

On December 31, 2014, Braskem's consolidated gross debt stood at US$10.5 billion. This amount includes t the financing for the Mexico project in the amount of US$2,879 million that was received by the subsidiary Braskem-Idesa as of 4Q14, which includes the third and fourth disbursements received on April 8 and August 11, in the amounts of US$465 million and US$383 million, respectively. Since this investment is made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, for the purpose of analyzing the Company's debt this project is not included.

In this context, Braskem's consolidated gross debt stood at US$7,656 million, down 2% from the balance on September 30, 2014. At the end of the period, 68% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,427 million, increasing US$76 million from the prior quarter. As a result, Braskem's net debt decreased by 3% to US$6,229 million. In Brazilian real, net debt increased by 5% from 3Q14, influenced by the 8% appreciation in the U.S. dollar2. 74% of net debt was denominated in U.S. dollar.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million both of which mature in 2019. Note that these facilities do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

Financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, ended the quarter at 2.58x, down 5% from 3Q14, benefitting from the 2% increase in EBITDA in the last 12 months. In Brazilian real, the leverage ratio stood at 2.92x, increasing 1%, which is explained by the currency's depreciation in the period.

2 On December 31, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.6562/US$1.00.

On December 31, 2014, the average debt term was around 15.7 years, in line with the average term  registered on December 30, 2014. Considering only the portion of debt denominated in U.S. dollar, the average debt term was 21.4 years. The average debt cost on December 31, 2014 was 6.32% in U.S. dollar and 8.96% in Brazilian real, compared to 6.32% and 9.31%, respectively, in the prior quarter.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the company's amortization schedule as of December 31, 2014.

As a result, only 7% of total debt matures in 2015 and the Company's high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 33 months. Considering the stand-by credit facilities, this coverage is 47 months.

CAPITAL EXPENDITURE:

In line with its commitment to making investments with returns above the cost of capital, in 2014, Braskem invested R$2,526 million (excluding capitalized interest) in 2014, or 5% less than the initial estimate of R$2,664 million.

Excluding the Mexico project from the analysis, total investment amounted to R$1,905 million. Of this amount, 85% was allocated to maintenance and other operational investments, which including the two scheduled maintenance shutdowns at the Triunfo and São Paulo crackers. The remaining disbursements were related to productivity, operational efficiency and other ongoing projects, such as the expansion and conversion one of its polyethylene production lines in the state of Bahia to produce metallocene-based LLDPE.

PIPELINE OF MAIN PROJECTS:

Consistent with its middle and long term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock profile and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment
Ethylene XXI (integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$4.5 bn

▪  JV between Braskem (75%) and Idesa (25%).

▪  Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu reference gas price.

▪  In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing Mexican demand for PE of around 2.1 million tons, of which some 70% is currently met by imports.

▪  In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

▪  The US$3.2 billion project finance structure was concluded in December 2012:

o    SACE: US$600 million;

o    IADB and IFC: US$570 million A loan and by a US$700 million B Loan;

o    Brazilian Development Bank (BNDES): US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million.

▪  Construction: in 4Q14, the project reached 88% physical completion. The engineering and procurement activities are practically finalized, with all of the main equipment and materials already delivered to the site. In 4Q14, the number of construction workers reached a maximum of 17,000. Also in this period, commissioning activities began in some areas of the complex.

▪  Progress continued to be made on the pre-marketing activities, with the client portfolio of Braskem-Idesa already numbering 320 clients (approximately 80% of which are active).

▪  Project finance – withdrawal of disbursements by the subsidiary:

o    First disbursement on Jul/24/2013: US$1,484 million;

o    Second disbursement on Nov/6/2013: US$547 million;

o    Third disbursement on Apr/8/2014: US$465 million;

o    Fourth disbursement on Aug/11/2014: US$383 million.

▪  Priorities for 2015:

o    Concluding assembly of the complex's electro-mechanical equipment, ensuring a good transition to the commissioning phase;

o    Structuring processes and the industrial team;

o    Expanding and diversifying the client base; and

o    Guaranteeing the complex's start-up in the second half of 2015, within the expected reliability standards.

Comperj Rio de Janeiro, Brazil	n/a	To be determined

▪  The studies were concluded and the most attractive alternative was the expansion project of its existing production at the Duque de Caxias site, in the Rio de Janeiro State. The progress of the project will depend on the feasibility of a long-term contract for the supply of feedstock with Petrobras.

Ascent West Virginia, USA	n/a	To be determined

▪  Attentive to the opportunities created by the feedstock availability in North America, progress continued to be made on the feasibility studies for the Appalachian Shale Cracker Enterprise (Ascent) project for the integrated production of polyethylene. Note that in view of the recent developments in world energy markets, new scenarios are being incorporated into the project analysis.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶ Plastics Chain Competitiveness Incentive Program (PICPlast)

The Plastics Chain Competitiveness Incentive Program (PICPlast), which was created in partnership with the Brazilian Plastics Industry Association (Abiplast) to develop structural programs to promote the competitiveness and growth of the country's plastics manufacturing industry, registered the following highlights:

▪  Launch of the Sector Fund to promote the plastic advantages. The companies participating in the initiative will contribute directly by developing actions to promote the plastic image, environmental education program and responsible consumption, and actions to support the expansion of plastics recycling in Brazil.

▪  The Business Development Program, which was created in partnership with the Dom Cabral Foundation (FDC), graduated its first class. The program seeks to support improvements in the management practices of participating entrepreneurs through discussion of a wide range of topics, such as logistics and supply chains; strategy and competitiveness; process management; costs and finances; governance; succession and innovation.

▪  Exporter Qualification Program. Developed in partnership with Think Plastic Brazil and Aduaneiras, this project works to increase the exposure of Brazilian manufacturers in the international market. Focusing on technical and market aspects, the program continued to advance and has already assisted over 140 companies in seven Brazilian states in 2014.

▶   VISIO Program

Braskem continues to make progress in its commitment to develop the Brazilian plastics chain and create value for its Clients. The highlights this quarter include:

Working in partnership with the CST Group, a producer of flexible laminate sheets, Braskem developed a PVC resin that meets the quality, durability and comfort specifications for insoles made by footwear manufacturer Grendene. The CST Group will supply laminate sheets that will enable Grendene to produce footwear using a single material by eliminating the process of gluing layers to form the insoles.

Braskem entered into an exclusive and long-term agreement to supply solvents to Sherwin-Williams, a paint manufacturer.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development. Its efforts in this area are structured along three main fronts (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Products; and (iii) Solutions for a more sustainable life. In the fourth quarter, the most notable activities on these fronts were:

•         Braskem was recognized as the best company in Latin America in Climate Change management for its excellent performance and transparency in the carbon project of the Carbon Disclosure Project (CDP);

•         Braskem strengthened its structured activities with recyclable material collectors through the “Ser+ Realizador” project by transforming it into a business collaboration program (Ambev, Bunge, Gerdau and SEBRAE), raising a total of R$7.7 million from public and private partners;

•         Braskem was highlighted in the publication of the Brazilian Business Council for Sustainable Development (CEBDS) for its corporate practices related to Biodiversity, such as the monitoring of fauna and flora in the state of Rio Grande do Sul, with over 3,000 species cataloged.

OUTLOOK:

The International Monetary Fund (IMF) revised downward its forecast for world GDP growth in 2015 to 3.5%; even so, this level is still higher than in 2014. The revision reflects slower overall growth in both emerging and developed economies, a stronger U.S. dollar and rising interest rates in emerging economies. The only exception was the outlook for U.S. economy, for which the IMF is projecting GDP growth of 3.6%.

Recent trends in oil markets could support stronger world demand, particularly from developed markets and oil-importing countries.

In the case of Brazil, in a scenario with higher level of interest rates, fiscal adjustments to be implemented by the Federal Government, the impact of China slowdown and the lackluster growth in commodity exports, it’s expected a GDP stagnation according to bulletin Focus. This situation is further exacerbated by the potential need for energy rationing due to the current levels of the country’s reservoirs.

It is absolutely fundamental that the Federal Government, in parallel with the recently announced fiscal adjustments, also develop and implement a structural project to restore the competitiveness of the Brazilian industrial sector. Such a project must focus on reducing costs, improving infrastructure and ensuring the availability of competitive feedstock and electricity in order to reverse the country’s deindustrialization and stimulate the growth and productivity of local manufacturers.

Regarding the petrochemical industry, the short-term scenario is marked by caution. As expected, petrochemical prices began to follow the downward trend in naphtha prices, which in turn followed the trend in crude oil markets. However, it is expected that the improvement in the world economy will continue to positively influence the demand and profitability of the sector. Factors to be monitored remain related to the geopolitical issues in the Middle East and North Africa and to the volatility in the supply of oil.

Braskem’s strategy remains centered on strengthening its business by (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationships with Clients; (iii) supporting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing higher operational efficiency; and (v) maintaining the Company’s financial health and cost discipline.

The Company remains focused on the negotiation of the new terms and conditions for renewing its naphtha supply agreement with Petrobras. With regard to its power supply agreement with Chesf, Braskem continues to seek a solution to ensure the competitiveness of energy costs, especially in its electricity-intensive operations in the northeast of Brazil.

On this front, it is important to note that, since the power blackout that affected its operations in the northeast region in 2011, Braskem has invested in the ability of its crackers to keep their critical systems in operation. Today, approximately 85% of ethylene production is prepared for an unexpected interruption in the power supply, mitigating any potential significant damage to its facilities.

On the operational front, Braskem expects to run its crackers at a capacity utilization rate around 90%. For 2015, no scheduled maintenance shutdowns are planned at its crackers.

Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities for creating value for its Clients, Shareholders and Society and for increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

NOTE: (i) On December 31, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.6556/US$1.00.

UPCOMING EVENTS:

▶       4Q14 Earnings Conference Call

Portuguese 1:00 p.m. (Brasília) 10:00 a.m. (U.S. EST) 7:00 a.m. (Los Angeles) 3:00 p.m. (London) Dial-in +55 (11) 2188-0155 Code: Braskem	English 2:30 p.m. (Brasília) 11:30 a.m. (U.S. EST) 8:30 a.m. (Los Angeles) 4:30 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

INVESTOR RELATIONS TEAM:

Roberta Varella	Fernando T. de Campos	Daniela Balle de Castro	Stephan A. Szolimowski
IR Director	IR Coordinator	IR Specialist	IR Analyst
Phone: (55 11) 3576-9266	Phone: (55 11) 3576-9479	Phone: (55 11) 3576-9615	Phone: (55 11) 3576-9513
roberta.varella@braskem.com	fernando.campos@braskem.com	daniela.castro@braskem.com	stephan.szolimowski@braskem.com

www.braskem.com.br/ir

EXHIBIT LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement	4Q14	3Q14	4Q13	Change	Change	2014	2013	Change
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	13,410	13,476	12,476	0%	7%	53,082	47,770	11%
Net Revenue	11,612	11,724	10,783	-1%	8%	46,031	40,969	12%
Cost of Good Sold	(10,082)	(10,051)	(9,467)	0%	6%	(40,057)	(35,821)	12%
Gross Profit	1,530	1,673	1,316	-9%	16%	5,974	5,149	16%
Selling Expenses	(303)	(301)	(256)	1%	18%	(1,156)	(1,001)	15%
General and Administrative Expenses	(383)	(334)	(322)	14%	19%	(1,349)	(1,194)	13%
Other Net Operating Income (expenses)	(12)	(67)	(111)	-82%	-89%	96	(211)	-
Investment in Subsidiary and Associated Companies	4	(0)	(2)	-	-	4	(3)	-
Operating Profit Before Financial Result	835	970	625	-14%	34%	3,569	2,740	30%
Net Financial Result	(721)	(632)	(460)	14%	57%	(2,391)	(1,776)	35%
Profit Before Tax and Social Contribution	115	338	165	-66%	-31%	1,179	964	22%
Income Tax / Social Contribution	(139)	(108)	(166)	28%	-16%	(452)	(457)	-1%
Net Profit	(24)	230	(0)	-111%	11254%	726	507	43%
Earnings Per Share	0.08	0.34	0.01	-	-	1.09	0.64	70%

Note: as a result of the Management decision to maintain the investments in Quantiq, Braskem’s quarterly results for 2013 have been restated to include the results of this operation.

EXHIBIT II

EBITDA CALCULATION

(R$ million)

EBITDA Statement CONSOLIDATED	4Q14 (A)	3Q14 (B)	4Q13 (C )	Change (A)/(B)	Change (A)/(C )	2014 (D)	2013 (E)	Change (D)/(E)
Net Profit	(24)	230	(0)	-111%	-	726	507	43%
Income Tax / Social Contribution	139	108	166	28%	-16%	452	457	-1%
Financial Result	721	632	460	14%	57%	2,391	1,776	35%
Depreciation, amortization and depletion	524	530	539	-1%	-3%	2,056	2,056	0%
Cost	473	472	468	0%	1%	1,852	1,832	1%
Expenses	51	58	71	-12%	-28%	204	224	-9%
Basic EBITDA	1,359	1,500	1,164	-9%	17%	5,626	4,796	17%
Provisions for the impairment of long-lived assets (i)	(4)	1	(27)	-	-	(1)	13	-
Results from equity investments (ii)	(4)	0	2	-	-	(4)	3	-
Adjusted EBITDA	1,352	1,502	1,139	-10%	19%	5,620	4,813	17%
EBITDA Margin	11.6%	12.8%	10.6%	-1.2 p.p.	1.1 p.p.	12.2%	11.7%	0.5 p.p.

(i)             Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)            Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	12/31/2014 (A)	09/30/2014 (B)	Change (A)/(B)

Current	14,761	15,075	-2%
Cash and Cash Equivalents	3,993	3,722	7%
Marketable Securities/Held for Trading	90	102	-12%
Accounts Receivable	2,693	3,049	-12%
Inventories	5,368	5,111	5%
Recoverable Taxes	2,130	2,581	-17%
Other Receivables	488	510	-4%
Non Current	34,661	33,925	2%
Marketable Securities/ Held-to-Maturity	42	33	28%
Compulsory Deposits and Escrow Accounts	231	212	9%
Deferred Income Tax and Social Contribution	870	1,245	-30%
Taxes Recoverable	1,045	1,017	3%
Insurance claims	144	188	-24%
Investments	127	120	5%
Property, Plant and Equipament	29,001	27,843	4%
Intangible Assets	2,836	2,844	0%
Others	364	422	-14%
Total Assets	49,422	49,000	1%

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2014 (A)	09/30/2014 (B)	Change (A)/(B)

Current	14,083	12,802	10%
Suppliers	10,852	9,567	13%
Financing	1,419	1,309	8%
Project Finance	26	24	11%
Derivatives	96	69	39%
Salary and Payroll Charges	533	491	9%
Dividends and Interest on Equity	216	5	4691%
Taxes Payable	203	674	-70%
Advances from Customers	100	409	-76%
Sundry Provisions	89	93	-5%
Post-employment Benefit	336	0	-
Other Payable	213	163	31%
Non Current	29,444	28,683	3%
Financing	18,918	17,763	7%
Project Finance	7,551	6,967	8%
Derivatives	594	482	23%
Deferred Income Tax and Social Contribution	603	857	-30%
Taxes Payable	31	880	-97%
Sundry Provisions	506	453	12%
Advances from Customers	88	101	-13%
Other Payable	291	264	10%
Intercompany Loan	792	638	24%
Others	69	279	-75%
Shareholders' Equity	5,894	7,515	-22%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	736	55	1231%
Treasury Shares	(49)	(49)	0%
Other Comprehensive Income*	(2,924)	(1,653)	77%
Retained Earnings	-	824	-100%
Non Controlling Interest	(145)	62	-334%
Total Liabilities and Shareholders' Equity	49,422	49,000	1%

* Includes the exchange variation of financial liabilities designated as hedge accounting (Note 14.1.1 (c) to the Financial Statements).

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	4Q14	3Q14	4Q13	2014	2013

Profit (loss) Before Income Tax and Social Contribution	115	338	165	1,179	964
Adjust for Net Income Restatement
Depreciation and Amortization	524	530	539	2,056	2,056
Equity Result	(4)	0	2	(4)	3
Interest, Monetary and Exchange Variation, Net	694	922	487	2,184	1,342
Cost on divestment in subsidiary	-	-	-	(277)	-
Provision for losses - fixed assets	4	1	(2)	10	9
Cash Generation before Working Capital	1,332	1,792	1,191	5,147	4,374
Operating Working Capital Variation
Market Securities	(4)	50	(21)	(19)	98
Account Receivable	348	(240)	(68)	144	(493)
Recoverable Taxes	465	(82)	(376)	486	(448)
Inventories	(275)	25	(157)	(270)	(927)
Advanced Expenses	20	33	32	(36)	(9)
Other Account Receivables	78	25	16	28	(27)
Suppliers	749	(858)	377	(419)	743
Advances from Customers	(322)	188	12	(262)	6
Taxes Payable	(575)	181	8	(539)	(127)
Other Account Payables	397	230	195	677	308
Other Provisions	49	(1)	125	39	140
Operating Cash Flow	2,263	1,343	1,335	4,975	3,636
Interest Paid	(300)	(244)	(339)	(1,045)	(1,124)
Income Tax and Social Contribution	(42)	(54)	(11)	(138)	(55)
Net Cash provided by operating activities	1,920	1,045	986	3,792	2,458
Proceeds from the sale of fixed assets	1	0	1	11	3
Proceeds from the capital reduction of associates	-	-	303	315	690
Additions to Investment	(0)	-	(0)	(0)	(0)
Additions to Fixed Assets	(1,670)	(975)	(1,731)	(5,302)	(5,656)
Additions to Intangible Assets	(11)	(5)	(13)	(30)	(26)
Effect of incorporation of associates cash	-	-	-	-	10
Financial Assets Held to Maturity	17	2	16	29	26
Cash used in Investing Activities	(1,663)	(979)	(1,425)	(4,977)	(4,954)
Obtained Borrowings	876	2,859	2,147	8,069	10,879
Payment of Borrowings	(846)	(2,298)	(1,124)	(6,693)	(7,301)
Dividends	(0)	(0)	(0)	(482)	(0)
Non-controlling interests	0	(0)	3	-	36
Cash used in Financing Activities	30	561	1,026	894	3,614
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(17)	(56)	(111)	(52)	(70)
Increase (decrease) in Cash and Cash Equivalents	271	572	475	(343)	1,048
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,722	3,151	3,861	4,336	3,288
Cash and Cash Equivalents at The End of The Year	3,993	3,722	4,336	3,993	4,336
Increase (Decrease) in Cash and Cash Equivalents	271	572	475	(343)	1,048

EXHIBIT V

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14

Polyolefins
PE's	632,257	658,317	661,780	627,936	589,755	576,079	643,577	605,110
PP	436,029	397,996	406,989	386,128	391,370	376,927	419,559	404,635

Vinyls
PVC	146,877	146,676	129,546	159,480	146,042	167,314	169,999	151,660
Caustic Soda	115,321	110,585	109,108	102,319	108,191	111,611	116,528	111,732

Basic Petrochemicals
Ethylene	835,531	875,943	865,868	795,483	789,559	789,769	847,593	810,966
Propylene	372,137	392,251	392,956	348,251	323,734	312,023	347,649	323,231
Benzene	215,095	210,225	204,750	195,315	154,170	156,674	188,172	172,715
Butadiene	100,850	104,759	88,129	96,116	90,353	88,775	97,404	98,295
Toluene	41,742	49,836	57,978	51,853	67,797	46,960	30,003	33,435
Fuel (m³)	221,317	225,235	242,856	244,282	249,700	273,893	222,521	229,494
Paraxylene	44,930	47,527	30,437	3,287	15,876	491	43,098	41,874
Orthoxylene	22,592	19,196	16,166	6,903	17,099	15,520	14,574	15,415
Butene 1	11,380	13,556	15,106	11,179	13,606	14,959	13,216	12,701
ETBE/ MTBE	78,403	81,981	77,561	68,686	73,813	69,096	82,351	80,767
Mixed Xylene	15,840	21,060	16,264	35,503	27,166	37,943	32,261	30,012
Cumene	73,138	43,145	57,809	55,593	64,029	55,127	46,121	48,583
Polybutene	9,778	1,240	5,936	6,032	7,103	8,314	5,783	4,348
Aromatic Residue	34,795	37,226	41,710	35,077	36,010	34,725	30,373	35,073
Petrochemical Resins	2,599	3,670	3,740	3,868	3,951	3,999	2,459	2,866

United States and Europe
PP	427,757	456,650	438,160	463,372	444,233	492,804	449,263	469,376

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14

Polyolefins
PE's	438,717	455,612	436,403	434,930	433,973	436,371	452,673	383,121
PP	315,724	331,733	316,629	304,841	303,076	287,569	314,415	298,989
Vinyls
PVC	166,216	159,528	145,202	165,561	164,398	155,098	172,361	167,692
Caustic Soda	119,469	112,337	125,688	111,271	118,655	109,634	121,556	110,238

Basic Petrochemicals
Ethylene	130,854	131,634	136,720	132,589	133,711	123,573	122,726	119,570
Propylene	54,807	47,405	56,602	51,056	49,974	47,835	57,378	53,737
Benzene	101,778	110,930	121,229	116,572	118,953	115,531	125,214	116,873
Butadiene	57,460	49,130	50,815	53,349	59,662	54,857	48,994	46,470
Toluene	8,638	11,979	11,222	11,511	12,451	9,809	11,109	12,057
Gasoline (m³)	137,310	133,891	140,980	161,102	176,726	203,779	106,701	141,963
Paraxylene	2,997	23,745	32,605	2,409	4,098	-	33,482	35,372
Orthoxylene	21,050	20,841	18,980	7,022	14,367	18,031	17,133	17,719
Mixed Xylene	14,504	17,239	14,809	16,281	14,645	11,409	12,680	15,083
Cumene	64,817	52,592	57,286	59,418	61,905	52,299	49,597	47,846
Polybutene	2,244	3,001	3,276	2,386	1,841	2,379	3,116	1,627
Aromatic Residue	36,036	37,547	38,957	33,537	34,743	33,324	31,493	30,139
Petrochemical Resins	2,238	2,479	2,676	2,394	2,574	2,623	2,651	2,214

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14
Polyolefins
PE's	174,247	189,692	210,338	203,774	155,094	139,631	192,889	192,776
PP	66,110	72,820	93,475	79,495	75,925	104,728	123,957	83,278

Basic Petrochemicals Unit
Propylene	40,288	54,582	43,902	40,396	39,856	68,170	72,258	56,496
Benzene	40,222	63,380	66,147	36,411	33,846	28,956	66,642	61,209
Butadiene	40,777	48,741	39,507	41,985	31,816	34,540	48,968	53,546
Toluene	24,821	31,621	38,947	44,239	44,103	58,143	17,023	13,967
Gasoline (m³)	66,774	103,664	95,586	86,946	71,637	49,812	103,534	89,917
Paraxylene	31,395	25,559	9,895	-	5,024	5,030	-	15,945
Butene 1	-	3,175	1,680	40	1,497	1,225	20	72
ETBE/ MTBE	61,689	81,480	76,788	70,324	74,926	64,203	78,343	102,606
Mixed Xylene	451	5,497	482	14,587	16,115	19,291	24,720	16,402
Polybutene	3,829	3,802	3,313	3,620	4,849	3,599	2,347	1,648

United States and Europe
PP	430,872	464,893	432,208	462,719	460,108	478,584	470,286	453,582

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue
R$ million	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14

Polyolefins
Domestic Market	3,034	3,160	3,293	3,361	3,578	3,400	3,644	3,486
Export Market	824	911	1,179	1,183	951	990	1,282	1,195

Vinyls	636	614	628	671	697	628	684	691

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	586	508	638	575	679	590	603	565
Butadiene	208	183	132	141	198	191	150	122
Cumene	199	163	180	189	215	185	166	179
BTX	407	468	546	400	503	453	600	543
Others	345	347	387	395	426	487	306	311
Export Market
Ethylene/Propylene	125	148	159	136	142	230	256	210
Butadiene	148	156	92	135	109	123	159	144
BTX	278	337	325	213	255	241	266	223
Others	315	428	430	378	444	328	476	428

United States and Europe	1,606	1,565	1,732	1,846	2,042	1,942	1,947	2,004

Resale*	409	314	659	859	1,061	450	778	804
Quantiq	205	219	237	218	225	188	212	198

Others¹	177	225	320	84	319	426	196	508
Total	9,501	9,747	10,937	10,784	11,843	10,853	11,724	11,612
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.